UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         COMMISSION FILE NUMBER: 0-21634

(Check One):  [ X ] Form 10-K and Form 10-KSB    [  ] Form 20-F   [  ]Form 11-K
              [ ] Form 10-Q and Form 10-QSB      [  ] Form N-SAR

For Year Ended: May 29,1999
                -----------

          [ ] Transition Report on Form 10-K and 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and 10-QSB
          [ ] Transition Report on Form N-SAR


For the Transition Period Ended:

[Read Instruction Sheet Before Preparing Form. Please Print or Type]

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                            Metro Global Media, Inc.
                            ------------------------
                             Full Name of Registrant

                                 Not Applicable
                                 --------------
                            Former Name if Applicable

                                1060 Park Avenue
                                ----------------
            Address of Principal Executive Office (Street and Number)

                               Cranston, RI, 02910
                               -------------------
                            City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB,20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

On May 10, 1999, Metro Global Media, Inc. (the "Company") appointed Grant Thornton, replacing Trien, Rosenberg, Rosenberg, Weinberg, Ciullo & Fazzari, LLP as certifying accountants for the year ended May 29, 1999. On June 22, 1999, Grant Thornton resigned as the Company's certifying accountants. On July 16, 1999, the Company appointed Imowitz Koenig & Co., LLP as the Company's certifying accountants. Due to the changes in accountants the Company has experienced delays in the start and completion of the audit of its financial statements. The Company could not, without unreasonable expense, accelerate the completion of the audit of its financial statements in time for filing audited financial statements by August 27, 1999.


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


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Janet M. Hoey                      401-461-2200
      -------------                      ------------
         (Name)                   (Area Code-Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Metro Global Media, Inc.
       -----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 27, 1999        By:  /s/ Janet Hoey
       ---------------        -------------------
                                       Janet Hoey
                                       Treasurer


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